Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

ACQUISITION OF CREDITOR’S RIGHTS ON THE TRUST LOAN

THROUGH ASSET-BACKED PLAN

The Board announces that the Company intends to subscribe for no more than 2,000,000,000 units of beneficiary certificates of RMB1 each under the Asset-backed Plan established by AMC for a total consideration of no more than RMB2,000,000,000, and sign a subscription letter by 31 December 2021 for such purpose. All proceeds from the Asset-backed Plan will be used for the acquisition from Chongqing Trust of the creditor’s rights on the Trust Loan held by it as a trustee.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. AMC, held as to 60% by the Company and 40% by the CLIC, is a connected subsidiary of the Company. Chongqing Trust is an associate of CLIC by virtue of its acting as the trustee of a trust scheme of which a subsidiary of CLIC is a beneficiary, and is therefore also a connected person of the Company pursuant to Rule 14A.13(2) of the Listing Rules. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

BACKGROUND

The Board announces that the Company intends to subscribe for no more than 2,000,000,000 units of beneficiary certificates of RMB1 each under the Asset-backed Plan established by AMC for a total consideration of no more than RMB2,000,000,000, and sign a subscription letter by 31 December 2021 for such purpose. All proceeds from the Asset-backed Plan will be used for the acquisition from Chongqing Trust of the creditor’s rights on the Trust Loan held by it as a trustee.

DETAILS OF THE TRANSACTION

Subscription of the Asset-backed Plan

The Company intends to subscribe for no more than 2,000,000,000 units of beneficiary certificates of RMB1 each under the Asset-backed Plan established by AMC for a total consideration of no more than RMB2,000,000,000, and sign a subscription letter by 31 December 2021 for such purpose. The Company will make its capital contribution described above in a lump sum, and the payment time will be specified in the subscription letter. The capital contribution to be made by the Company was determined by the Company based on its assets allocation requirement, and will be funded by its internal resources.

Investment Targets

All proceeds from the Asset-backed Plan will be used for the acquisition from Chongqing Trust of the creditor’s rights on the Trust Loan held by it as a trustee. The Trust Loan is a loan extended to XCMG in the principal amount of RMB2,000,000,000 at an interest rate of 4.75% per annum, which is used by XCMG for the replenishment of its working capital and adjustment to its debt structure. The Trust Loan has a term of 60 months with the maturity date on 13 May 2025. XCMG shall pay the interests of the Trust Loan every six months, and shall repay the principal of the Trust Loan in instalments pursuant to the schedule prescribed in the trust loan contract entered into between XCMG and Chongqing Trust.

Term

The expected expiry date of the Asset-backed Plan is 13 May 2025.

Management Fee

All costs in connection with the management and operation of the Asset-backed Plan shall be paid out of the assets under the Asset-backed Plan, including, among others, the fixed management fee payable to AMC at a rate of 0.18% per annum.

The arrangement for the payment of management fee as described above falls into the scope of continuing connected transactions under the Asset Management Agreement entered into between the Company and AMC, and such management fee shall be included in the annual caps of the relevant years under the agreement. For details, please refer to the announcement of the Company dated 25 March 2020.

Benefit Distribution

The benefits to be distributed under the Asset-backed Plan are mainly derived from the principal and interests of the Trust Loan to be repaid by XCMG. AMC will distribute to the Company the benefits under the Asset-backed Plan in batches in accordance with the payment schedule of the Trust Loan.

INFORMATION ON XCMG

XCMG was established in July 2002, with a registered capital of RMB2,456,889,235. XCMG is a leading company in the construction machinery industry of the PRC and its major products include main machinery products such as hoisting machinery, earth-moving machinery, concrete machinery, road construction and maintenance machinery, and piling and drilling machinery, as well as fundamental part and component products for the construction machinery industry such as dedicated chassis, engine and hydraulic parts.

According to the financial statements of XCMG prepared under the Chinese Accounting Standards for Business Enterprises, for the two years ended 31 December 2020 and the nine months ended 30 September 2021, XCMG recorded revenue of RMB78,276 million, RMB102,585 million and RMB95,868 million, respectively, and net profit of RMB3,723 million, RMB4,500 million and RMB7,025 million, respectively. From the perspective of long-term solvency, XCMG had a gearing ratio of 68.60%, 67.01% and 67.34% as at 31 December 2019, 31 December 2020 and 30 September 2021, respectively, maintaining at a stable level in recent years.

The single largest shareholder of XCMG is Xuzhou Construction Machinery Group Co., Ltd. (徐州工程機械集團有限公司), with a shareholding of 34.10%. The ultimate controller of Xuzhou Construction Machinery Group Co., Ltd. is the State-owned Assets Supervision and Administration Commission of Xuzhou Municipal People’s Government. To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, XCMG and its ultimate beneficial owners are third parties independent of the Company and its connected persons.

REASONS FOR AND BENEFITS OF THE TRANSACTION

As XCMG is a leading company in the construction machinery industry of the PRC that has sound asset strength, stable industry position, strong comprehensive strength and satisfactory creditworthiness, and the yield to maturity of the Asset-backed Plan has a notable premium over the yield to maturity of the corporate asset-backed securities of AAA-rated China bonds with the same duration in the market, it is expected that the Company will achieve stable income from the Transaction. Chongqing Trust, an asset service provider with good track record, has been named as a grade A trust company by China Trustee Association for three consecutive years and has satisfactory capabilities in operation and risk management. In addition, XCMG has made significant contributions to the fight against the COVID-19 pandemic. The Transaction demonstrates the Company’s support to enterprises that have made positive contributions to the pandemic prevention and control and is in line with the ESG investment concept, which will further enhance the brand value and competitiveness of the Company and also be in the interests of the Company and its shareholders as a whole.

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted by the Company in its ordinary and usual course of business, on normal commercial terms, is fair and reasonable and in the interests of the Company and its shareholders as a whole. As Mr. Wang Bin, Mr. Su Hengxuan, Ms. Huang Xiumei, Mr. Yuan Changqing and Mr. Wang Junhui may be regarded as having an interest in the Transaction, they have abstained from voting on the resolution of the Board to approve the Transaction.

RISKS OF THE TRANSACTION

The risks of the Transaction mainly include: (a) the changes in macro-control policy, financial and taxation policy, industrial policy, laws and regulations, as well as the changes in economic cycle and competitive landscape of regional markets which may have impacts on the creditworthiness of the debtor, XCMG, and (b) the operating risk arising from the management by AMC and other relevant parties of the Asset-backed Plan and their provision of services in relation thereto.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. AMC, held as to 60% by the Company and 40% by the CLIC, is a connected subsidiary of the Company. Chongqing Trust is an associate of CLIC by virtue of its acting as the trustee of a trust scheme of which a subsidiary of CLIC is a beneficiary, and is therefore also a connected person of the Company pursuant to Rule 14A.13(2) of the Listing Rules. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance business, including life insurance, health insurance and accident insurance business, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment fund, and other businesses permitted by the CBIRC.

CLIC, the controlling shareholder of the Company, offer insurance policies to groups and individuals, which are managed by the Company under the policy management agreements. CLIC is held as to 90% and 10% by the Ministry of Finance of the PRC and the National Council for Social Security Fund, respectively.

AMC is a non-wholly owned subsidiary of the Company. It was established in November 2003, with a registered capital of RMB4,000 million. The scope of business of AMC mainly includes the management and application of its own funds, management of entrusted assets, provision of consultation services relating to the above businesses, and other asset management businesses permitted by applicable PRC laws and regulations.

Chongqing Trust is a national non-banking financial institution established in October 1984. As at 30 September 2021, it had a registered capital of RMB15,000 million. Its businesses consist of self-operated business and trust business. The self-operated business mainly includes the provision of loans, equity investment of financial institutions and securities investment, whereas the trust business primarily covers the fund trust, trust of property or property rights, transfer of credit (note) assets and investment banking. Chongqing Trust has five shareholders in total, of which Tongfang Guoxin Investment Holding Co., Ltd. (同方國信投資控股有限公司) is the largest shareholder with a shareholding of 66.99%, and a wholly-owned subsidiary of CLIC is the second largest shareholder with a shareholding of 26.04%.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“AMC”

中國人壽資產管理有限公司 (China Life Asset Management Company Limited), a company established under the laws of the PRC with limited liability, and a non-wholly owned subsidiary of the Company owned as to 60% by the Company and 40% by the CLIC

“Asset-backed Plan”

中國人壽 － 成信  1號資產支持計劃 (China Life – Chengxin No. 1 Asset-backed Plan (the name of which is subject to the registration with PICC Insurance Asset Registration and Trading System Co., Ltd.), an asset-backed plan to be established by AMC

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“Chongqing Trust”	重慶國際信託股份有限公司 (Chongqing International Trust Inc.), a joint stock limited liability company established under the laws of the PRC

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company established under the laws of the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

“Transaction”	the acquisition by the Company of the creditor’s rights on the Trust Loan through the Asset-backed Plan

“Trust Loan”	a loan extended by Chongqing Trust to XCMG in the principal amount of RMB2,000,000,000

“XCMG”	徐工集團工程機械有限公司 (XCMG Construction Machinery Co., Ltd.), a company established under the laws of the PRC with limited liability

By Order of the Board

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

Hong Kong, 16 December 2021

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Huang Xiumei

Non-executive Directors:	Yuan Changqing, Wang Junhui

Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao